Performance Health Holdings Corp.

1245 Home Ave.

Akron, OH 44310

July 1, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Performance Health Holdings Corp.

Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-210871)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Performance Health Holdings Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-210871), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest possible practicable date hereafter. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within fifteen days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on April 22, 2016 and has not been declared effective by the Commission. The Company is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact the Company’s legal counsel, Christopher Comeau of Ropes & Gray LLP at (617) 951-7809 or the undersigned at (330) 633-8460

Sincerely,

Performance Health Holdings Corp.

/s/ Marshall Dahneke
Name:	Marshall Dahneke
Title:	Chief Executive Officer

[Registration Statement Withdrawal]